SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
Penn Octane Corporation

(Name of Issuer)
Common Stock, $0.01 par value

(Title of Class of Securities)
707573101

(CUSIP Number)
Scott Cohen
Standard General L.P.
650 Madison Avenue
26th Floor
New York, NY 10022
(212) 610-9177

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)
Copies to:
Daniel Schloendorn, Esq.
Willkie Farr & Gallagher LLP
787 Seventh Avenue
New York, NY 10019-6099
(212) 728-8000
January 15, 2008

(Date of Event which Requires
Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box: ☑
NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No.	707573101	Page	2	of	12

1	NAMES OF REPORTING PERSONS Standard General L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	DELAWARE

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,161,418

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,161,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,161,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707573101	Page	3	of	12

1	NAMES OF REPORTING PERSONS Standard General Master Fund L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	WC

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	CAYMAN ISLANDS

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,161,418

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,161,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,161,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	PN

CUSIP No.	707573101	Page	4	of	12

1	NAMES OF REPORTING PERSONS Soohyung Kim

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,161,418

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,161,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,161,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

CUSIP No.	707573101	Page	5	of	12

1	NAMES OF REPORTING PERSONS Nicholas J. Singer

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

	OO

5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)

	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

	UNITED STATES

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		3,161,418

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

		3,161,418

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,161,418

12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

	20.55%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN

Item 1. Security and Issuer
This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”) of Penn Octane Corporation, a Delaware corporation (the “Company”). The principal executive offices of the Company are located at 77-530 Enfield Lane, Building D, Palm Desert, California 92211.
Item 2. Identity and Background.
(a)	This Schedule 13D is being jointly filed by:
(i) Standard General L.P. (“Standard General”) with respect to shares of Common Stock directly beneficially owned by Standard General Master Fund, L.P (the “Fund”);
(ii) the Fund with respect to shares of Common Stock directly beneficially owned by it;
(iii) Soohyung Kim (“Mr. Kim”) with respect to shares of Common Stock directly beneficially owned by the Fund; and
(iv) Nicholas J. Singer (“Mr. Singer”, and together with Standard General, the Fund and Mr. Kim, the “Reporting Persons”) with respect to shares of Common Stock directly beneficially owned by the Fund.
The agreement among the Reporting Persons to file this Schedule 13D jointly in accordance with Rule 13d-1(k)(1) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.
The general partner of Standard General is Standard General Holdings, L.P. (“Standard General Holdings”). The general partner of the Fund is Standard General GP LLC (“Standard General GP”).
(b)-(c) Standard General is an investment management firm and is the investment manager of the Fund. Pursuant to an investment management agreement between the Fund and Standard General, Standard General has all investment and voting power with respect to securities held by the Fund. The address of Standard General’s principal business and principal office is 650 Madison Avenue, 26th Floor, New York, NY 10022.
The Fund is a Cayman Islands exempted limited partnership which invests in securities. The address of the Fund’s principal business and principal office is Walkers SPV Limited, Walker House, Mary Street, George Town, Grand Cayman, Cayman Islands KY1-1002.
Mr. Kim and Mr. Singer are co-managing members of Standard General Management LLC, a Delaware limited liability company, which is the managing member of Standard General GP, which is in turn the general partner of the Fund. In addition, Mr. Kim and Mr. Singer have controlling interests in Standard General S Corp., a Delaware

6

corporation, which is the general partner of Standard General Holdings. Standard General Holdings is the general partner of Standard General. Mr. Kim and Mr. Singer’s business address is 650 Madison Avenue, 26th Floor, New York, NY 10022.
Standard General Holdings is the general partner of Standard General. The address of Standard General Holdings’ principal business and principal office is 650 Madison Avenue, 26th Floor, New York, NY 10022.
Standard General GP is the general partner of the Fund. The address of Standard General GP’s principal business and principal office is 650 Madison Avenue, 26th Floor, New York, NY 10022.
(d)-(e) During the last five years, none of the Reporting Persons, Standard General Holdings or Standard General GP have been (a) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) Standard General is a Delaware limited partnership. The Fund is a Cayman Islands exempted limited partnership. Mr. Kim and Mr. Singer are citizens and residents of the United States. Standard General Holdings is a Delaware limited partnership. Standard General GP is a Delaware limited liability company.
Item 3. Source and Amount of Funds or Other Consideration.
In acquiring the 3,161,418 shares of Common Stock beneficially owned by the Fund (the “Shares”), the Fund expended approximately $5,650,550. The Fund purchased the Common Stock with working capital, which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business.
The Fund effects purchases of securities primarily through margin accounts maintained for it with Goldman Sachs & Co. (the “Prime Broker”) which may extend margin credit to the Fund as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations, stock exchange rules and the Prime Broker’s credit policies. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.
Item 4. Purpose of Transaction.
The Fund acquired the Shares for investment purposes in the ordinary course of business, and not with the purpose or effect of changing or influencing the control or management of the Company and without any agreement with any third party to act together for the purpose of acquiring, holding, voting or disposing of equity securities of the Company. The Fund may, from time to time, acquire additional shares of Common Stock or dispose of some or all of the Shares, engage in lending, short-selling or hedging or similar

7

transactions with some or all of the Shares, or continue to hold the Shares, depending on business and market conditions, its continuing evaluation of the business and prospects of the Company, the general investment and trading policies of the Fund, and other factors. The Fund may change its intention with respect to any or all matters referred to in this Item 4.
Except as set forth above, none of the Reporting Persons, Standard General Holdings or Standard General GP have any present plans or proposals that relate to or would result in any of the actions required to be described in Item 4 of Schedule 13D.
Item 5. Interest in Securities of the Issuer.
(a) & (b) Ownership and power over disposition:
A. Standard General L.P.
     (a) Amount beneficially owned: 3,161,418 Shares.
     (b) Percent of class: 20.55%. This percentage is based on a total of 15,386,187 shares of Common Stock, par value $0.01 per share, issued and outstanding as of November 9, 2007 as reflected in the Company’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2007, filed with the Securities and Exchange Commission on November 19, 2007 (the “Reported Outstanding Shares”).
     (c) Number of shares to which such person has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,161,418
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,161,418
B. Standard General Master Fund L.P.
     (a) Amount beneficially owned: 3,161,418 Shares.
     (b) Percent of class: 20.55%. This percentage is based on the Reported Outstanding Shares.
     (c) Number of shares to which such person has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,161,418
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,161,418
C. Soohyung Kim
     (a) Amount beneficially owned: 3,161,418 Shares.
     (b) Percent of class: 20.55%. This percentage is based on the Reported Outstanding Shares.
     (c) Number of shares to which such person has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,161,418

8

(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,161,418
     D. Nicholas J. Singer
     (a) Amount beneficially owned: 3,161,418 Shares.
     (b) Percent of class: 20.55%. This percentage is based on the Reported Outstanding Shares.
     (c) Number of shares to which such person has:
(i) Sole power to vote or direct the vote: -0-
(ii) Shared power to vote or direct the vote: 3,161,418
(iii) Sole power to dispose or direct the disposition: -0-
(iv) Shared power to dispose or direct the disposition: 3,161,418
No Shares are beneficially owned by Standard General Holdings or Standard General GP.
(c) Transactions in shares of Common Stock effected by the Fund during the past sixty days are listed in Schedule I hereto, which Schedule is hereby incorporated by reference.
(d) No person other than the Reporting Persons is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock directly beneficially owned by the Fund.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to the Securities of the Issuer.
Except as set forth in response to other Items of this Schedule 13D, to the best knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any person with respect to any securities of the Company, including but not limited to, transfer or voting of any of the securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, or a pledge or contingency the occurrence of which would give another person voting power over the securities of the Company.
Item 7. Material to be Filed as Exhibits
Joint Filing Agreement, dated January 17, 2008, among the Reporting Persons relating to the filing of a joint statement on Schedule 13D.

9

SIGNATURES
After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.
Dated: January 17, 2008

STANDARD GENERAL L.P.

By:	/s/ Scott Cohen

Name: Scott Cohen
Title: Attorney-in-Fact

STANDARD GENERAL MASTER FUND L.P.

By:	/s/ Scott Cohen

Name: Scott Cohen
Title: Attorney-in-Fact

SOOHYUNG KIM

By:	/s/ Scott Cohen

Name: Scott Cohen
Title: Attorney-in-Fact

NICHOLAS J. SINGER

By:	/s/ Scott Cohen

Name: Scott Cohen
Title: Attorney-in-Fact

SCHEDULE I
Schedule of Transactions Effected by the Fund in the Past Sixty Days

Type of	Date	Number of	Price per Share in
Transaction		Shares	$US

Buy	11/30/2007	270,000	$2.1705
Buy	11/30/2007	77,500	$1.9366
Buy	12/10/2007	5,000	$1.848
Buy	12/11/2007	3,500	$1.85
Buy	12/18/2007	5,000	$1.891
Buy	12/19/2007	100,000	$1.9038
Buy	12/20/2007	125,000	$1.832
Buy	12/27/2007	24,000	$2.1751
Buy	12/28/2007	2,300	$2.25
Buy	12/31/2007	6,000	$2.2375
Buy	12/31/2007	47,640	$2.3486
Buy	1/3/2008	116,000	$2.0083
Buy	1/7/2008	27,500	$2.1541
Buy	1/8/2008	150,000	$2.05
Buy	1/9/2008	11,500	$2.1696
Buy	1/15/2008	108,000	$2.2147

EXHIBIT INDEX

Exhibit 99.1:	Joint Filing Agreement, dated January 17, 2008, by and between Standard General L.P., Standard General Master Fund L.P., Soohyung Kim and Nicholas J. Singer.